SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

          Financial Institutions Insurance Group, Ltd.
                       (Name of Issuer)

             Common Stock, par value $1.00 per share
                (Title of Class of Securities)

                           317588-10-1
                        (CUSIP Number)

         Scott E. Pickens, Esq., Schiff Hardin & Waite,
           7200 Sears Tower, Chicago, Illinois, 60606,
                    Telephone (312) 876-1000

                               and

          Marc Weingarten, Esq., Schulte Roth & Zabel,
            900 Third Ave, New York, New York, 10022
                    Telephone (212) 758-0404
             (Name, address and telephone number of person authorized to receive notices and communications)

                        February 19, 1996
      (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [X].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       PAGE 1 OF 7  PAGES
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          This Amendment No. 1 amends and supplements the
statement on Schedule 13D dated January 12, 1996 filed by John A. Dore ("Dore"), Castle Harlan Partners II, L.P. ("CHP II"), a Delaware limited partnership, Castle Harlan, Inc., a Delaware corporation and John K. Castle relating to the shares of Common Stock, $1.00 par value, issued by Financial Institutions Insurance Group ("FIIG"), a Delaware corporation. Capitalized terms used herein without definition, if any, have the same meanings as those ascribed to them in the initial filing.

Item 4    Purpose of Transaction.

          On February 17, 1996 CHP II and Dore sent a letter to the Board of Directors of FIIG requesting consideration of a revised proposal (the "Revised Proposal") for the acquisition of all of the shares of Common Stock of FIIG. FIIG accepted this proposal on February 19, 1996. A copy of the Revised Proposal is filed as Exhibit 1 to this Amendment and is hereby incorporated by reference into Item 4 in its entirety.


Item 6    Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

          Dore and CHP II have made the Revised Proposal to the FIIG Board of Directors. FIIG accepted the Revised Proposal on February 19, 1996. A copy of the Revised Proposal is filed as
Exhibit 1 to this Amendment and is hereby incorporated by reference into Item 6 in its entirety.


Item 7    Material to be Filed as Exhibits.

          The following document is an exhibit filed herewith:

     1. Proposal Letter, dated February 17, 1996, from CHP II, and accepted by FIIG on February 19, 1996, defined as the Revised
Proposal.

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                         Signatures

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  February 21, 1996



                              /s/  John A. Dore
                              John A. Dore


                              Castle Harlan Partners II, L.P.
                              By:  Castle Harlan Inc., its
                                                        Investment Manager

                              By:  /s/  Jeffrey M. Siegal
                                   Jeffrey M. Siegal, Managing
                                                        Director


                              Castle Harlan, Inc.

                              By:  /s/  Jeffrey M. Siegal
                                   Jeffrey M. Siegal, Managing
                                                        Director


                                      /s/  John K. Castle
                                         John K. Castle

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                         EXHIBIT INDEX

Exhibit Number      Description of Document       Location of
Exhibit

     1              Proposal Letter, dated        Page 5 of 7
                    February 17, 1996,
                    from CHP II, and
                    accepted by FIIG on
                    February 19, 1996,
                    defined as the Revised
                    Proposal.

                                                        EXHIBIT 1

                                   February 17, 1996

Financial Institutions Insurance
  Group, Ltd.
300 Delaware Avenue
Suite 1704
Wilmington, Delaware  19801-1612

Attention:  Board of Directors

               Re:  Financial Institutions Insurance Group, Ltd.

Gentlemen:

          We are pleased to submit to you this proposal by Castle Harlan Partners II, L.P. ("CHP II") and John A. Dore to acquire, through a new corporation to be organized and owned by them, Financial Institutions Insurance Group, Ltd. ("FIIG"), at a price of $16 per share of outstanding FIIG Common Stock (the "Per Share Purchase Price") after giving effect to the announced split and dividend. We would also pay, with respect to each outstanding option to purchase FIIG Common Stock, the excess of the Per Share Purchase Price over the exercise price of such option.

          This proposal is subject to negotiation and finalization of a definitive purchase agreement. CHP II is a $250 million private equity investment limited partnership. Castle Harlan, Inc., as investment manager for CHP II, has the discretion, without the need for additional approval, to direct CHP II's investments. Accordingly, the definitive purchase agreement would not be conditioned upon financing. Consummation of such acquisition would only be subject to receipt of any regulatory approvals and other customary conditions to closing for a transaction of this type. The definitive purchase agreement will contain such other terms as are customary for a transaction of this type and as the parties may agree.

          Following execution of the enclosed counterpart of this letter by FIIG, during the period ending 5:00 p.m. New York City time on March 4, 1996 (or such later date as may be 13 days following such execution) (the "Due Diligence Period"), FIIG agrees that it shall not, directly or indirectly, solicit any acquisition proposal, or cooperate with, furnish or cause to be furnished any information concerning the business, financial condition, properties or assets of FIIG to, or continue or enter into any discussion, negotiation, agreement or understanding concerning any acquisition proposal with, any person making any acquisition proposal. For a period of 32 days following the expiration of the Due Diligence Period, FIIG further agrees that it shall not, directly or indirectly, solicit any acquisition proposal, or cooperate with, furnish or cause to be furnished any information concerning the business, financial condition, properties or assets of FIIG to, or continue or enter into any discussion, negotiation, agreement or understanding concerning any acquisition proposal with, any person making any acquisition proposal, except that FIIG shall be permitted to consider and negotiate any unsolicited acquisition proposal, furnish information to and enter into an acquisition agreement with a third party if the Board of Directors of FIIG determines in good faith, based upon a written opinion of outside counsel, that its fiduciary duties require it to do so. The provisions of this paragraph shall expire at 5:00 p.m. New York City time on the date which is 45 days following the date of execution of the enclosed counterpart of this letter by FIIG, unless a definitive purchase agreement with CHP II or its affiliates is executed and delivered on or before that date, or such later date as the parties may agree. As used in this paragraph, "acquisition proposal" shall mean any proposal, offer or indication of interest for a merger or other business combination or joint venture involving FIIG or for the acquisition of a substantial portion of the assets or the stock of FIIG.

          As we have discussed, we are prepared to commence a confirmatory due diligence review of FIIG on February 21, 1996 to confirm that all public information concerning FIIG is correct in all material respects and that there are no material omissions in such information. CHP II is prepared to move expeditiously and begin immediately the process of negotiating a definitive purchase agreement, and you and we agree, subject to the fiduciary duties of the directors of FIIG referred to in the prior paragraph, to use our mutual best efforts to execute and consummate such agreement as promptly as possible. Upon the satisfactory conclusion of our due diligence review (which shall be completed within the Due Diligence Period), we will deliver written confirmation to FIIG that such review was satisfactory, and this proposal, the definitive agreement and the Per Share Purchase Price shall thereafter not be subject to any due diligence contingencies.

          In the event that FIIG enters into an agreement involving a merger or other business combination or joint venture involving FIIG or for the acquisition of a substantial portion of the assets or the stock of FIIG with a third party (other than with CHP II or its affiliates), within one year of the date hereof, FIIG shall be obligated, upon such execution, (i) to reimburse us for our out-of-pocket fees and expenses in connection with the transactions contemplated hereby in an amount not to exceed $100,000, a written itemization of which shall be delivered to FIIG; and (ii) to pay to CHP II a cash fee of $3,500,000. Upon payment of any such amount, FIIG shall have no further liability or obligation whatsoever to CHP II. The provisions of this paragraph shall be of no force and effect and no payment shall be made to CHP II if: (i) at any time CHP II lowers the Per Share Purchase Price below $16.00; (ii) a transaction with CHP II is not consummated due to the failure by CHP II to satisfy the terms and conditions of this agreement or the definitive agreement; (iii) CHP II for any reason (other than due to the failure by FIIG to satisfy the terms and conditions of this agreement or the definitive agreement) determines not to pursue the transaction with FIIG; (iv) any regulatory approval required for such transaction is not obtained; or (v) the written confirmation of satisfactory completion of due diligence is not received by 5:00 p.m. New York City time on the last day of the Due Diligence Period.

          If the foregoing is acceptable to you, please sign the attached enclosed counterpart of this letter in the space provided and return the counterpart to CHP II no later than 5:00 p.m. New
York City time, February 20, 1996.

                                   Very truly yours,

                                   Castle Harlan Partners II,
                                        L.P.
                                   By:  Castle Harlan, Inc., as
                                        Investment Manager

                                   By: /s/ Jeffrey M. Siegal
                                        Jeffrey M. Siegal,
                                        Managing Director

                                        /s/ John A. Dore
                                         John A. Dore

ACCEPTED AS OF
February 19, 1996:

FINANCIAL INSTITUTIONS INSURANCE
GROUP, LTD.

By: /s/ R. Kieth Long
Title: